April 18, 2005

Mail Stop 0510

By U.S. mail and facsimile to (951) 940-0427

Mr. David M. Buckley
Chief Executive Officer
Modtech Holdings, Inc.
2830 Barrett Avenue
Perris, CA  92571

	RE:  	Form 8-K Item 4.01 filed April 15, 2005
		File # 000-25161

Dear Mr. Buckley:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. Please provide to us the material weakness letter from your auditors, and if not included in the letter, in detail, supplementally describe the nature of each material weakness and the amounts involved, as applicable. Also, tell us:

* in what period each material weakness and accounting error or misapplication of GAAP occurred,
* the amount of each accounting error and misapplication of GAAP,
* the reason(s) for each error or misapplication of accounting,
* whether or not you intend to restate any prior period for any adjustments. If not, tell us why not, and
* in detail, all the steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to correct each concern.

2. Further, please explain to us how you have determined your disclosure controls and procedures are effective in your Form
10-Q
for the quarter ended September 30, 2004 in consideration of the material weaknesses that have been identified.

3. In consideration that you have not filed your Form 10-K for the
year ended December 31, 2004 as of yet, please submit an Item
4.01
8-K once KPMG is not effectively your auditors. Please include an updated Exhibit 16 in the Form 8-K.

*  *  *  *  *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the
Commission from taking any action with respect to the filing;
and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter.
Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 824-5525.

								Sincerely,



								Ryan Rohn
								Staff Accountant
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Mr. David M. Buckley
Modtech Holdings, Inc.
April 18, 2005
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE